                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  ___________________________________________


                             Amendment Number 1 to
                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  ___________________________________________

                               UNIVAR CORPORATION
                           (Name of Subject Company)

                  ___________________________________________

                               UNIVAR CORPORATION
                       (Name of Person Filing Statement)
                  ___________________________________________

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  913353 10 8

                     (CUSIP Number of Class of Securities)

                  ___________________________________________

                               William A. Butler
            Vice President, General Counsel, and Corporate Secretary
                               Univar Corporation
                              6100 Carillon Point
                               Kirkland, WA 98033
                                 (206) 889-3400
            (Name, address and telephone number of person authorized
 to receive notice and communications on behalf of the person filing statement)

                  ___________________________________________

                                    COPY TO:
                                Richard B. Dodd
                           Christopher H. Cunningham
                             Preston Gates & Ellis
                              5000 Columbia Center
                                701 Fifth Avenue
                               Seattle, WA  98104
                                 (206) 623-7580

     The title of the class of equity securities to which this statement relates is Company's Common Shares (the "Shares").


     This Amendment Number 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Univar Corporation, a Washington corporation ("Company"), filed with the Securities and Exchange Commission on June 7, 1996, relating to the offer to purchase all of the outstanding Shares by UC Acquisition Corp., a Washington corporation ("Buyer"), an indirect, wholly-owned subsidiary of Royal Pakhoed N.V. (a translation of Koninklijke Pakhoed N.V.), a Netherlands limited liability company ("Parent") for $19.45 per Share, net to the seller in cash. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Hart-Scott-Rodino Antitrust Improvements Act. On June 19, 1996, the Company received from the Federal Trade Commission a notice of early termination of the waiting period applicable to the acquisition by the Buyer of Company Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Pre-Merger Notification Requirements Under the Competition Act (Canada). On June 25, 1996, Parent made a short-form filing under Section 121 of the Canada Competition Act in connection with the Offer. By letter dated June 26, 1996, the Canada Prenotification Unit Mergers Branch informed Parent that the seven-day waiting period imposed by the Canada Competition Act commenced on June 26, 1996. On July 2, 1996, the seven-day waiting period expired.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

                                 Exhibit Index

EXHIBIT
NUMBER                  DESCRIPTION
- ------                  -----------
 1.     Agreement and Plan of Reorganization, dated May 31, 1996*

 2.     Form of Director's and Officer's Agreement*

 3.     Agreement with The Dow Chemical Company, dated May 31, 1996*

 4.     Form of Merger Agreement*

 5.     1986 Standstill Agreement*

 6.     Excerpt from Company's 1995 Proxy Statement relating to Change of
        Control Agreements*

 7. Form of letter to Company's Officers clarifying and amending certain change of control agreements, list of executive officers, and schedule of payments*

 8.     Excerpt from Company's 1995 Proxy Statement relating to Executive
        Officer Compensation*

 9. Certain information relating to compensation arrangements and benefits payable to officers and directors for the fiscal year ended February
        29, 1996 which Company intends to file as an amendment to its 1996
        Form 10-K*

10. Excerpt from Company's 1995 Proxy Statement relating to indemnification of directors and officers*

11.     Press Release of Company, issued June 3, 1996*

12.     Confidentiality Agreement dated April 12, 1996*

13.     Due Diligence Agreement dated April 22, 1996*

14.     Opinion of Schroder Wertheim & Co. Incorporated, dated May 31, 1996*

15.     Letter, dated June 7, 1996, from the Chairman of the Board and Chief
        Executive Officer to the Shareholders of Company*

16.     Letter, dated June 14, 1996, to Participants in Company's Uni$aver Tax
        Savings Investment Plan from  Drew MacAfee, Vice President of Human
        Resources, Univar Corporation regarding tender offer and its effect on Uni$aver Tax Savings Investment Plan.

* Previously filed.


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 8, 1996                     UNIVAR CORPORATION

                                        By: /s/ WILLIAM A. BUTLER
                                            WILLIAM A. BUTLER
                                            VICE PRESIDENT, GENERAL COUNSEL,
                                            AND CORPORATE SECRETARY

                                 EXHIBIT INDEX


                                 Exhibit Index

EXHIBIT
NUMBER                  DESCRIPTION
- ------                  -----------
99. 1.   Agreement and Plan of Reorganization, dated May 31, 1996*

99. 2.   Form of Director's and Officer's Agreement*

99. 3.   Agreement with The Dow Chemical Company, dated May 31, 1996*

99. 4.   Form of Merger Agreement*

99. 5.   1986 Standstill Agreement*

99. 6.   Excerpt from Company's 1995 Proxy Statement relating to Change of
         Control Agreements*

99. 7. Form of letter to Company's Officers clarifying and amending certain change of control agreements, list of executive officers, and schedule of payments*

99. 8.   Excerpt from Company's 1995 Proxy Statement relating to Executive
         Officer Compensation*

99. 9. Certain information relating to compensation arrangements and benefits payable to officers and directors for the fiscal year ended
         February 29, 1996 which Company intends to file as an amendment to its 1996 Form 10-K*

99.10. Excerpt from Company's 1995 Proxy Statement relating to indemnification of directors and officers*

99.11.   Press Release of Company, issued June 3, 1996*

99.12.   Confidentiality Agreement dated April 12, 1996*

99.13.   Due Diligence Agreement dated April 22, 1996*

99.14.   Opinion of Schroder Wertheim & Co. Incorporated, dated May 31, 1996*

99.15.   Letter, dated June 7, 1996, from the Chairman of the Board and Chief
         Executive Officer to the Shareholders of Company*

99.16.   Letter, dated June 14, 1996, to Participants in Company's Uni$aver
         Tax Savings Investment Plan from Drew MacAfee, Vice President of
         Human Resources, Univar Corporation regarding tender offer and its effect on Uni$aver Tax Savings Investment Plan.

* Previously filed.